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Exhibit 99.3

For Immediate Release:

HudBay Solidifies Financial Position
With Record Q3 and YTD 2006 Results

Q3 2006 Financial Highlights

  •
  Earnings up 624% to $169.4 million, or $1.37 per share

  •
  Operating cash flow, before non-cash working capital changes, up 406% to $166.0 million, or $1.35 per share

  •
  Revenue up 105% to $346.2 million

  •
  Total assets exceed $1.0 billion

  •
  Cash (less debt) $239.9 million

  •
  Cash cost per pound of zinc sold, net of by-product credits "negative" US$0.82

Q3 2006 Corporate Highlights

  •
  Agreements finalized with Murgor Resources

  •
  Option agreement to acquire 100% of the Jason lead/zinc mineral property

  •
  Additional pillar ore to be mined at Trout Lake

  •
  $7.5 million received from ScoZinc sale

  •
  Early warrant transaction successfully completed

  •
  Zinc and copper production on target for 2006

  •
  New three-year Collective Bargaining Agreements, subsequent to quarter end

        Winnipeg, Manitoba — November 10, 2006 — HudBay Minerals Inc. (TSX:HBM) ("HudBay") announces a 624% increase in net earnings to $169.4 million (including a net $17.8 million tax benefit) or $1.37 per share on revenue of $346.2 million for the third quarter ended September 30, 2006 (Q3 2006) compared to net earnings of $23.4 million on revenue of $169.3 million for the third quarter 2005 (Q3 2005). In addition, operating cash flow, before non-cash working capital changes, for Q3 2006 increased to $166.0 million compared to $33.2 million for Q3 2005.

        "We are very pleased with the further strengthening of our financial position," said Peter Jones, HudBay President and Chief Executive Officer. "Our Q3 2006 production and costs together with excellent metal prices, have produced exceptional financial results, as we move toward the end of 2006."

The following bracketed values denote the comparative figures for Q3 2005.

Q3 2006 Financial Highlights

        Total revenue for Q3 2006 was $346.2 million ($169.3 million) from sales of 29,588 tonnes of zinc (29,500) including sales to Zochem; 23,343 tonnes of cathode copper (19,800); 20,901 ounces of gold (21,800) and 313,117 ounces of silver (309,500).

        During Q3 2006, gross realized metal prices averaged US$1.58/lb. for zinc (US$0.61/lb.); US$3.58/lb. for copper (US$1.79/lb.); US$675/oz. for gold (US$445/oz.) and US$12.35/oz. for silver (US$7.15/oz.) and the Canadian to US dollar exchange rate averaged $1.12 per US$1.00 ($1.20).

        Operating costs for Q3 2006 were $173.5 million ($125.4 million), an increase of approximately 38% versus the same period in 2005. The increase is due largely to higher HBMS employee profit sharing expenses and increases in concentrate purchase costs.

        For Q3 2006, HudBay recorded a net tax benefit of $17.8 million, of which $26.7 million was related to the increase in the tax asset offset by other current and future taxes of $8.9 million. The tax asset has been adjusted to reflect the future income tax assets at an amount HudBay considers more likely than not to be realized, and the increase resulted from higher metal price projections. One year of projection is considered appropriate due to the uncertainties of future metals prices and exchange rates.

        For Q3 2006, HudBay's cash cost, net of by-product credits, per pound of zinc sold, was negative US$0.82 (positive US$0.10). (Please see the MD&A for the quarter ended September 30, 2006 for a reconciliation of this non-GAAP measure).

Nine Months Financial Highlights

        For the first nine months of 2006, net earnings increased by 865% to $398.2 million or $4.00 per share, compared to $41.3 million for the first nine months of 2005. In addition, operating cash flow, before non-cash working capital changes, for the first nine months of 2006 increased by 277% to $342.3 million, compared to $90.8 million for the same period in 2005.

        Total revenue for the first nine months of 2006 was $815.9 million ($479.0 million) — an increase of 70% — from sales of 79,534 tonnes of zinc (85,052 tonnes) including sales to Zochem; 59,494 tonnes of copper (60,409 tonnes); 60,809 ounces of gold (73,728 ounces) and 899,597 ounces of silver (963,350 ounces). Sales volumes for copper and zinc were lower due to the planned plant shutdowns and a contractual change with our joint venture marketing company, as detailed in the second quarter, however significantly higher metals prices more than offset the slight decrease in production volumes.

        During the first nine months of 2006, gross realized metal prices averaged US$1.34/lb. for zinc (US$0.61/lb.); US$3.15/lb. for copper (US$1.61/lb.); US$603/oz. for gold (US$439/oz.) and US$10.97/oz. for silver (US$7.17/oz.) and the Canadian to US dollar exchange rate averaged $1.13 per US$1.00 ($1.22).

        Operating costs for the nine months ended September 30, 2006 were $434.4 million ($357.2 million).

        For the first nine months of 2006, HudBay recorded a net tax benefit of $90.4 million, of which $107.0 million was related to the increase in the tax asset offset by other current and future taxes of $16.6 million. The tax asset has been adjusted to reflect the future income tax assets at an amount HudBay considers more likely than not to be realized, and the increase resulted from significantly higher metal price projections. One year of projection is considered appropriate due to the uncertainties of future metals prices and exchange rates.

        For the first nine months of 2006, HudBay's cash cost, net of by-product credits, per pound of zinc sold, was negative US$0.52 (positive US$0.13). (Please see the MD&A for the nine months ended September 30, 2006 for a reconciliation of this non-GAAP measure).

Q3 2006 Corporate Highlights

        More than 97.2% of HudBay's formerly publicly traded warrants were exercised for common shares in connection with the proposal made to warrantholders for the early exercise of their warrants. HudBay subsequently received gross proceeds of $104.9 million ($39.6 million received prior to June 30, 2006, and $65.3 million received during Q3 2006) from the early warrant exercise.

        In July, HudBay completed the sale of 100% of the outstanding shares of ScoZinc Limited, to Acadian Gold Corporation.

        Also in July, HudBay's wholly owned subsidiary, Hudson Bay Exploration and Development Company Limited ("HBED"), entered into a Letter of Intent ("LOI") with Murgor Resources Inc. ("Murgor") whereby HBED would option to Murgor four mineral properties for purchase. Two large exploration properties are also included in the LOI whereby joint ventures may be formed between the two companies. This was finalized in September.

        HudBay also announced plans to mine additional ore production from pillars at its Trout Lake mine in northern Manitoba. Contractors are expected to mine 42,000 tons of selected pillar ore from the Trout Lake mine mineral reserves, of approximately 1.4% copper and 5.4% zinc and HudBay expects to increase the mine output from 441,400 tons to 483,750 tons, during the second half of 2006.

        In addition, HudBay also entered into an exclusive option agreement whereby it may acquire 100% of the Jason lead/zinc mineral property in the Yukon from MacPass Resources Limited, for $1.0 million.

        Subsequent to the end of the quarter, a new three-year Collective Bargaining Agreement was established, which is retroactive to the start of 2006.

        For further information, please see attached hereto, HudBay's management discussion and analysis for the quarter ended September 30, 2006, and selected financial information for the quarters ended September 30, 2006 and 2005. A copy of HudBay's consolidated financial statements for the three months and nine months ended September 30, 2006 and 2005, as well its MD&A for the quarter ended September 30, 2006, are available under the profile of HudBay on SEDAR at www.sedar.com and on the HudBay website at www.hudbayminerals.com.

About HudBay Minerals Inc.

        HudBay Minerals Inc. is an integrated mining company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. The company also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan, and the Balmat zinc mine in New York state.

        HudBay is a member of the S&P/TSX Composite Index.

For further information, please contact:

Don Bain
Director, Investor Relations
Tel: (204) 949-4272
Fax: (204) 942-8177
E-mail: don.bain@hbms.ca

Cautionary Note Regarding Forward-Looking Information

        This news release contains "forward-looking information", within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to future income tax assets, possible joint venture arrangements with Murgor, plans to mine additional ore at the Trout Lake Mine and increase mine output and the possible acquisition of the Jason property. Often, but not always, forward-looking information can be identified by the use of forward-looking words like "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is based on the opinions and estimates of management as of the date of such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay, to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks associated with the mining industry such as economics, government regulation, environmental and reclamation risks, title disputes or claims, success of exploration activities, risks associated with joint ventures, future commodity prices, costs of production, possible variations in ore reserves, resources, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, capital expenditures, conclusions of economic evaluations as well as those factors discussed in the section entitled "Risk Factors" in HudBay's Annual Information Form for the year ended December 31, 2005, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

        To view the Management's Discussion and Analysis, please click the following link:

http://www.ccnmatthews.com/docs/hbmmda1.pdf

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Revenue	$346,203	$169,264	$815,893	$478,977
Expenses:
Operating	173,533	125,366	434,362	357,189
General and administrative	4,431	3,130	12,603	11,364
Stock-based compensation	1,221	591	5,295	1,945
Depreciation and amortization	16,552	13,618	47,743	39,570
Accretion of asset retirement obligation	636	655	1,955	1,956
Exploration	1,961	3,930	8,966	7,715
Foreign exchange loss	3,101	2,850	1,808	2,176

	201,435	150,140	512,732	421,915

Operating earnings	144,768	19,124	303,161	57,062
Interest expense	(1,679)	(5,375)	(9,712)	(16,763)
Foreign exchange gain (loss) on long term debt	(168)	10,973	6,329	6,878
Gain on derivative instruments (note 11)	4,737	1,544	18,289	2,089
Premium on long-term debt prepayment	(1,356)	—	(13,608)	—
Interest and other income	4,238	1,243	7,382	2,348
Gain on divestiture of ScoZinc (note 1)	1,655	—	1,655	—
Amortization of deferred financing fees	(613)	(353)	(5,681)	(1,060)

Earnings before income tax	151,582	27,156	307,815	50,554
Tax benefit (expense) (note 9)	17,799	(3,751)	90,388	(9,277)

Earnings for the period	$169,381	$23,405	398,203	$41,277

Earnings per share:
Basic	$1.37	$0.28	$4.00	$0.51
Diluted	$1.33	$0.28	$3.38	$0.51
Weighted average number of common shares outstanding
Basic	123,318,115	83,782,135	99,487,949	81,020,128
Diluted	127,270,583	84,064,498	117,690,202	81,495,026

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(In thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Retained earnings (deficit), beginning of period	$307,554	$11,386	$78,732	$(6,486)
Earnings for the period	169,381	23,405	398,203	41,277

Retained earnings, end of period	$476,935	$34,791	$476,935	$34,791

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED BALANCE SHEET

(in thousands of Canadian dollars)

	September 30, 2006 (Unaudited)	December 31, 2005
	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$311,011	$141,660
Accounts receivable	119,829	44,698
Inventories	151,299	116,596
Prepaid expenses	9,959	3,625
Current portion of fair value of derivatives	7,898	4,483
Future income tax asset (note 9)	133,200	26,200

	733,196	337,262
Property, plant and equipment (note 4)	434,474	378,207
Other assets (note 5)	5,981	13,284

	$1,173,651	$728,753

Liabilities and Shareholders' Equity:
Current liabilities:
Accounts payable and accrued liabilities	$151,568	$91,930
Interest payable on long-term debt	1,012	8,004
Current portion of other liabilities (note 6)	27,500	28,211

	180,080	128,145
Long-term debt (note 7)	57,120	191,493
Pension obligations	41,092	46,743
Other employee future benefits	64,215	61,250
Asset retirement obligations	30,612	29,219
Obligations under capital leases	6,023	9,011
Future income tax liabilities	2,300	1,666

	$381,442	$467,527

Shareholders' equity:
Share capital:
Common shares (note 10 (a))	301,455	143,611
Warrants (note 10 (a)&(b))	393	28,931
Contributed surplus	13,534	10,015
Cumulative translation adjustment	(108)	(63)
Retained earnings	476,935	78,732

	792,209	261,226

	$1,173,651	$728,753

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Earnings for the period	$169,381	$23,405	$398,203	$41,277
Items not affecting cash:
Depreciation and amortization	16,552	13,618	47,743	39,570
Tax expense (benefit)	(28,384)	3,225	(110,027)	8,695
Unrealized foreign exchange gain (loss)	6,410	(6,211)	1,067	(3,080)
Amortization of deferred financing costs	613	354	5,681	1,061
Accretion expense on asset retirement
obligation	636	655	1,955	1,956
Stock-based compensation	1,221	591	5,295	1,945
Unrealized portion of change in fair value
of derivative	5,321	(699)	(1,675)	932
Gain on divestiture of ScoZinc	(1,655)	—	(1,655)	—
Other	(4,108)	(1,775)	(4,298)	(1,534)
Change in non-cash working capital (note 12)	3,034	(11,349)	(62,788)	(3,114)

	169,021	21,814	279,501	87,708

Financing activities:
Repayment of debt obligations	(13,128)	—	(128,646)	(2,000)
Issuance of common shares, net of costs	(320)	1,113	16,638	19,014
Proceeds on exercise of stock options	1,077	—	4,825	—
Proceeds on exercise of warrants	65,440	—	109,728	—
Repayments of obligations under capital leases	(963)	(912)	(2,849)	(1,296)
Deferred financing cost	—	—	—	(350)

	52,106	201	(304)	15,368

Investing activities:
Additions to property, plant and equipment	(24,725)	(15,396)	(92,883)	(50,986)
Acquisition of White Pine Copper Refinery, Inc.,
net of cash acquired (note 3)	—	—	(17,041)	—
Divestiture of ScoZinc	7,412	—	7,412	—
Decrease in restricted cash	—	—	—	13,000
Additions to environmental deposits	(1)	55	62	34

	(17,314)	(15,341)	(102,450)	(37,952)

Effect of exchange rate changes on cash
and equivalents	(6,242)	(4,761)	(7,396)	(3,797)

Change in cash and cash equivalents	197,571	1,913	169,351	61,327
Cash and cash equivalents, beginning of period	113,440	123,967	141,660	64,553

Cash and cash equivalents, end of period	$311,011	$125,880	$311,011	$125,880

See accompanying notes to consolidated financial statements

QuickLinks

  Exhibit 99.3
HudBay Solidifies Financial Position With Record Q3 and YTD 2006 Results
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF EARNINGS (In thousands of Canadian dollars, except share and per share amounts)
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF RETAINED EARNINGS (In thousands of Canadian dollars)
HUDBAY MINERALS INC. CONSOLIDATED BALANCE SHEET (in thousands of Canadian dollars)
HUDBAY MINERALS INC. CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of Canadian dollars)